SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: December 3, 2007	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:

Oncolytics Biotech Inc. (the “Corporation”) 210, 1167 Kensington Cres. N.W. Calgary, AB T2N 1X7

2.	Date of Material Change:

February 6, 2007

3.	News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of Canada NewsWire on February 6, 2007, and was filed on SEDAR on the same date.

4.	Summary of Material Change

On February 6, 2007, the Corporation entered into an underwriting agreement (the “Underwriting Agreement”) with Canaccord Capital Corporation pursuant to which the Corporation agreed to issue 4,000,000 units at a price of CDN$3.00 per unit for gross proceeds of $12,000,000, each unit consisting of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share upon payment of CDN$3.50 at any time until 5:00 p.m. (Calgary time) on the date that is 36 months following the closing. The Corporation has further granted Canaccord Capital Corporation an over-allotment option, exercisable within 30 days following closing, to purchase up to an additional 600,000 units on the same terms.

5.	Full Description of Material Change:

On February 6, 2007, the Corporation entered into the Underwriting Agreement with Canaccord Capital Corporation pursuant to which the Corporation agreed to issue 4,000,000 units at a price of CDN$3.00 per unit for gross proceeds of $12,000,000, each unit consisting of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share upon payment of CDN$3.50 at any time until 5:00 p.m. (Calgary time) on the date that is 36 months following the closing. The Corporation has further granted Canaccord Capital Corporation an over-allotment option, exercisable within 30 days following closing, to purchase up to an additional 600,000 units on the same terms.

The net proceeds of the offering will be used by Oncolytics for its clinical trial program, manufacturing activities in support of the clinical trial program and for the Corporation’s general corporate purposes.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information

Not applicable

8.	Executive Officer:

For further information contact Mr. Douglas A. Ball, Chief Financial Officer of the Corporation by telephone at (403) 670-7377.

9.	Date of Report:

February 12, 2007.